Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2016

Financial Highlights for the three months ended December 31, 2016:

•	Gross Air passengers booked were 1.8 million representing year-over-year (YOY) growth of 23.7%, standalone hotel room nights booked were 0.365 million representing an increase of 21.3% YOY while holiday packages passengers booked were thirty six thousand which was flat YOY.
•	Total Gross Bookings reached INR 16.8 billion representing YOY growth of 12.4%.
•	Total Revenue (including other income) increased by 7.9% YOY to INR 2,395 million.
•	Revenue Less Service Cost[1] increased to INR 1,346 million, representing an increase of 23.4% YOY.
•	Improved Adjusted EBITDA[2]: Adjusted EBITDA loss was INR 187.1 million compared to INR 215.7 million during the same period last year.

Gurgaon, India and New York, February 2, 2017 — Yatra Online, Inc. (NASDAQ: YTRA), India’s leading online travel company, today announced its unaudited financial and operating results for its three and nine months ended December 31, 2016.

“I am delighted to share our first earnings release as a public company post our listing just before Christmas. Yatra has delivered another quarter of robust growth despite the temporary slowdown caused by demonetisation to our B2B2C and holiday packages business. The short term negative impact of demonetisation will be more than offset in the medium term as India transforms into a digital economy and we at Yatra are well positioned to capitalise on this transition.  We now look at judiciously deploying the capital that we have raised as part of our listing to accelerate our growth and have lined up some exciting initiatives that will roll out over the next few weeks/months.

I also take great pride in sharing with you that Yatra was selected as the most trusted brand in the online travel space by the Economic Times Brand Equity Survey for the second year in a row.” – Dhruv Shringi, Co-founder and CEO

	Three months ended December 31,
	2016	2016	2015	YOY Change
	INR	USD	INR
	Unaudited			%
(in thousands except percentages )
Financial Summary as per IFRS
Revenue (including other income)	2,395,020	35,321	2,220,150	7.9%
Results from Operating Activities	(282,231)	(4,163)	(277,396)	1.7%
Exceptional Items[3]	(4,251,447)	(62,698)	-
Loss for the period	(4,613,917)	(68,044)	(288,571)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs[1]	1,346,046	19,851	1,090,952	23.4%
Air Ticketing	943,825	13,919	742,031	27.2%
Hotels & Packages	291,366	4,297	280,786	3.8%
Other	110,855	1,635	68,135	62.7%
Adjusted EBITDA[2]	(187,139)	(2,760)	(215,739)
Operating Metrics
Gross Bookings[4]	16,788,111	247,583	14,937,039	12.4%
Air Ticketing	13,837,882	204,074	12,197,136	13.5%
Hotels & Packages	2,694,548	39,738	2,568,553	4.9%
Others	255,681	3,771	171,350	49.2%
Net Revenue Margin %	8.0%	-	7.3%
Air ticketing	6.8%	-	6.1%
Hotels and Packages	10.8%	-	10.9%
Others	43.4%	-	39.8%
Quantitative details[5]
Air Passengers	1,761	-	1,424	23.7%
Hotel Room Nights	365	-	301	21.3%
Holiday Packages passengers travelled	36	-	36	0.0%

Note:

1.	Revenue Less Service Cost represents revenue (including other income) after deducting service costs. See “Certain Non-IFRS Measures.”
2.	See “Certain Non-IFRS Measures.”
3.	The exceptional items relate to listing related expenses, transaction costs and contingent dividend expense.
4.	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.
5.	Quantitative details are considered on a gross basis.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2016, the unaudited interim condensed consolidated statement of financial position as at December 31, 2016, the unaudited interim condensed consolidated statement of changes in equity for the nine months ended December 31, 2016, and the unaudited interim condensed consolidated statement of cash flows for the nine months ended December 31, 2016 were converted into U.S. dollars at the exchange rate of 67.808 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Material Developments During the Three Months Ended December 31, 2016

On July 13, 2016, Yatra Online, Inc. entered into a business combination (the “Business Combination”) with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin 3”). Terrapin 3 was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. On December 16, 2016, the Business Combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016, and the preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. Yatra Online, Inc. thereafter effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options. Pursuant to the Business Combination, Terrapin 3 became our partially owned subsidiary and was renamed Yatra USA Corp. In connection with the Business Combination, we received approximately $92.5 million in cash from Terrapin 3 and certain other investors. On December 19, 2016, our ordinary shares commenced trading on the NASDAQ Stock Market (“NASDAQ”) under the symbol ‘‘YTRA’’ and on December 30, 2016, our warrants commenced trading on the OTCQX® Market under the symbol ‘‘YTROF.’’

Results of Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Revenue (including other income). We generated revenue of INR 2,395 million in the three months ended December 31, 2016, an increase of 7.9% over our revenue of INR 2,220.2 million for the three months ended December 31, 2015.

Air Ticketing. Revenue from our Air Ticketing business increased by 27.2% to INR 943.8 million in the three months ended December 31, 2016 from INR 742 million in the three months ended December 31, 2015. This growth was driven by an increase in gross bookings by 13.5% to INR 13.8 billion in the three months ended December 31, 2016 from INR 12.2 billion in the three months ended December 31, 2015, along with an increase in our net revenue margin to 6.8% for the three months ended December 31, 2016 from 6.1% for the three months ended December 31, 2015. We witnessed higher net revenue margins in this segment in the three months ended December 31, 2016 compared to the three months ended December 31, 2015 due to better volume based deals negotiated with the airlines and higher fixed fee on comparatively lower air ticket prices.

Hotels and Packages. Revenue from our Hotels and Packages business decreased by 4.9% to INR 1,340.3 million in the three months ended December 31, 2016 from INR 1,410 million in the three months ended December 31, 2015. Our revenue less service cost for this segment increased by 3.8% to INR 291.4 million in the three months ended December 31, 2016 from INR 280.8 million in the three months ended December 31, 2015. This growth was due to an increase in our gross bookings by 4.9% to INR 2.7 billion along with marginally lower net revenue margin of 10.8% during the three months ended December 31, 2016 as compared to 10.9% during the three months ended December 31, 2015.

Other Revenue. Our other revenue grew by 60.1% to INR 103.1 million in the three months ended December 31, 2016 from INR 64.4 million in the three months ended December 31, 2015. The growth in this segment was mainly due to an increase in advertisement revenue.

Other Income. Our other income increased to INR 7.7 million in the three months ended December 31, 2016 from INR 3.7 million in the three months ended December 31, 2015. This increase was on account of write back of excess provisions made in prior years.

Service Cost. Our service cost decreased to INR 1,049 million in the three months ended December 31, 2016 from INR 1,129.2 million in the three months ended December 31, 2015 due to the decline in the volume of the Holiday Packages business primarily on account of the effects of demonetization of large volumes of the Indian currency.

Revenue Less Service Cost (including other income). Our revenue less service cost increased by 23.4% to INR 1,346 million in the three months ended December 31, 2016 from INR 1,091 million in the three months ended December 31, 2015. This growth resulted mainly from an increase of 27.2% in our air ticketing revenue along with an increase of 3.8% in our hotels and packages revenue less service cost.

Personnel Expenses. Our personnel expenses increased by 7.7% to INR 421.5 million in the three months ended December 31, 2016 from INR 391.5 million in the three months ended December 31, 2015. This increase was primarily on account of an increase in employee share-based payment expense to INR 29.8 million in the three months ended December 31, 2016 from INR 4.8 million in the three months ended December 31, 2015.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 46.8% to INR 612 million in the three months ended December 31, 2016 from INR 416.8 million in the three months ended December 31, 2015 primarily on account of increases in consumer promotion and loyalty incentive programs. The ratio of marketing and sales promotion expense to revenue less service cost increased to 45.5% in the three months ended December 31, 2016 from 38.2% in the three months ended December, 31 2015.

Other Operating Expenses. Other operating expenses increased by 5.2% to INR 529.4 million in the three months ended December 31, 2016 from INR 503.1 million in the three months ended December 31, 2015 primarily on account of an increase in commission expense due to an increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 14.8% to INR 65.3 million in the three months ended December 31, 2016 from INR 56.9 million in the three months ended December 31, 2015 primarily as a result of an increase in depreciation of our tangible assets.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of INR 282.2 million in the three months ended December 31, 2016. Our loss for the three months ended December 31, 2015 was INR 277.4 million. This was on account of increase by 23.4% in our revenue less service cost which was offset by 46.8% rise in marketing and sales promotion expenses along with 7.7% rise in personnel expenses.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment. The joint venture operates in adventure travel activities. Our loss from this joint venture decreased marginally to INR 2.8 million in the three months ended December 31, 2016 from INR 3 million in the three months ended December 31, 2015.

Finance Income. Our finance income increased marginally to INR 23 million in the three months ended December 31, 2016 from INR 22.5 million in the three months ended December 31, 2015.

Finance Costs. Our finance costs increased to INR 91.5 million in the three months ended December 31, 2016 as compared to INR 32.6 million in the three months ended December 31, 2015 primarily on account of an increase in the market value of publicly traded warrants.

Exceptional Items. Our exceptional items relate to the expenses accrued on account of the recent Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense, which amount totaled INR 4,251.4 million for the three months ended December 31, 2016. This was a one-time cost for the three months ended December 31, 2016.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2016 was INR 8.9 million compared to a gain of INR 1.9 million during the three months ended December 31, 2015. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2016 was INR 4,613.9 million as compared to a loss of INR 288.6 million in the three months ended December 31, 2015. Excluding the exceptional items, the loss for the three months ended December 31, 2016 would have been INR 362.5 million.

Diluted Loss Per Share. Diluted loss per share was INR 198.23 in the three months ended December 31, 2016 as compared to diluted loss per share of INR 13.49 in the three months ended December 31, 2015. Excluding the exceptional items, the diluted loss per share would have been INR 15.27 for the three months ended December 31, 2016.

Liquidity. As of December 31, 2016, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 5,860 million as compared to INR 1,213.7 million for the three months ended December 31, 2015.

Results of Nine Months Ended December 31, 2016 Compared to Nine Months Ended December 31, 2015

Revenue (including other income). We generated revenue of INR 6,964 million in the nine months ended December 31, 2016, an increase of 10.2% over our revenue of INR 6,320.4 million for the nine months ended December 31, 2015.

Air Ticketing. Revenue from our Air Ticketing business increased by 24.5% to INR 2,645.8 million in the nine months ended December 31, 2016 from INR 2,125 million in the nine months ended December 31, 2015. This growth was driven by an increase in gross bookings of 10.5% to INR 41.1 billion in the nine months ended December 31, 2016 from INR 37.2 billion in the nine months ended December 31, 2015, along with an increase in our net revenue margin to 6.4% for the nine months ended December 31, 2016 from 5.7% for the nine months ended December 31, 2015. We witnessed higher net revenue margins in this segment in the nine months ended December 31, 2016 compared to the nine months ended December 31, 2015 due to better volume based deals negotiated with the airlines and higher fixed fee on comparatively lower air ticket prices.

Hotels and Packages. Revenue from our Hotels and Packages business increased marginally by 0.8% to INR 4,061.4 million in the nine months ended December 31, 2016 from INR 4,030.8 million in the nine months ended December 31, 2015. Our revenue less service cost for this segment increased by 1.3% to INR 814.9 million in the nine months ended December 31, 2016 from INR 804.3 million in the nine months ended December 31, 2015. This was due to an increase in our gross bookings by 8.0% to INR 7,786.8 million during the nine months ended December 31, 2016, partially offset by a decrease in our net revenue margin to 10.5% in the nine months ended December 31, 2016 as compared to net revenue margin of 11.2% in the nine months ended December 31, 2015. The decrease in net revenue margin in the nine months ended December 31, 2016 was primarily due to a change in business mix in favor of B2E hotels and holiday packages as compared to B2C hotels in this segment as compared to that in the nine months ended December 31, 2015.

Other Revenue. Our other revenue grew by 52% to INR 237.4 million in the nine months ended December 31, 2016 from INR 135.2 million in the nine months ended December 31, 2015. The growth in this segment was mainly due to an increase in advertisement revenue.

Other Income. Our other income increased to INR 19.4 million in the nine months ended December 31, 2016 from INR 8.4 million in the nine months ended December 31, 2015. This increase was on account of write back of excess provisions made in prior years.

Service Cost. Our service cost increased marginally to INR 3,246.6 million in the nine months ended December 31, 2016 from INR 3,226.5 million in the nine months ended December 31, 2015.

Revenue Less Service Cost (including other income). Our revenue less service cost increased by 20.2% to INR 3,717.5 million in the nine months ended December 31, 2016 from INR 3,093.9 million in the nine months ended December 31, 2015. This growth resulted mainly from an increase of 24.5% in our air ticketing revenue along with an increase of 1.3% in our hotels and packages revenue less service costs.

Personnel Expenses. Our personnel expenses increased marginally by 3.8% to INR 1,173.3 million in the nine months ended December 31, 2016 from INR 1,130.7 million in the nine months ended December 31, 2015. This increase was on account of an increase in employee share-based payment expense to INR 36.1 million in the nine months ended December 31, 2016 from INR 15.1 million in the nine months ended December 31, 2015.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 20.9% to INR 1,494.6 million in the nine months ended December 31, 2016 from INR 1,236 million in the nine months ended December 31, 2015 primarily on account of increases in consumer promotion programs and loyalty incentive programs. The ratio of marketing and sales promotion expenses to revenue less service cost for the nine months ended December 31, 2016 was marginally higher at 40.2% compared to 39.9% in the nine months ended December 31, 2015.

Other Operating Expenses. Other operating expenses increased by 7.2% to INR 1,527.9 million in the nine months ended December 31, 2016 from INR 1,425.7 million in the nine months ended December 31, 2015 primarily on account of an increase in commission expense due to an increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 12.8% to INR 194 million in the nine months ended December 31, 2016 from INR 172 million in the nine months ended December 31, 2015 primarily as a result of an increase in depreciation of our tangible assets.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of INR 672.3 million in the nine months ended December 31, 2016. Our loss for the nine months ended December 31, 2015 was INR 870.5 million. This was on account of increase by 20.2% in our revenue less service cost which was offset by 20.9% rise in marketing and sales promotion expenses along with 7.2% rise in operating expenses.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment. The joint venture operates in adventure travel activities. Our loss from this joint venture decreased marginally to INR 6.8 million in the nine months ended December 31, 2016 from INR 8.6 million in the nine months ended December 31, 2015.

Finance Income. Our finance income increased marginally to INR 74.1 million in the nine months ended December 31, 2016 from INR 70.5 million in the nine months ended December 31,2015 mainly on account of unwinding of discount on other financial assets.

Finance Costs. Our finance costs increased to INR 153.5 million in the nine months ended December 31, 2016 as compared to INR 87.8 million in the nine months ended December 31, 2015 primarily on account of an increase in the market value of publicly traded warrants and unwinding of discount on other financial liabilities.

Exceptional Items. Our exceptional items relate to the expenses accrued on account of the recent Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and certain employee share-based compensation, which amount totaled INR 4,311.5 million for the nine months ended December 31, 2016. This was a one-time cost for the nine months ended December 31, 2016.

Income Tax Expense. Our income tax expense during the nine months ended December 31, 2016 was INR 36.7 million compared to a gain of INR 0.8 million during the nine months ended December 31, 2015. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the nine months ended December 31, 2016 was INR 5,106.8 million as compared to a loss of INR 895.5 million in the nine months ended December 31, 2015. Excluding the exceptional items, the loss for the nine months ended December 31, 2016 would have been INR 795.2 million.

Diluted Loss Per Share. Diluted loss per share was INR 232.61 in the nine months ended December 31, 2016 as compared to diluted loss per share of INR 42.37 in the nine months ended December 31, 2015. Excluding the exceptional items, the diluted loss per share would have been INR 35.59.

Liquidity. As of December 31, 2016, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 5,860 million as compared to INR 1,213.7 million for the three months ended December 31, 2015.

Guidance

While we are encouraged by our strong performance in the current quarter, taking into account the temporary slowdown caused by currency demonetisation to our B2B2C and holiday packages business as well as the delayed closing of the Business Combination with Terrapin 3 from October 2016 to December 2016, we are revising our full year 2016-17 Revenue Less Service Cost guidance which is expected to be between INR 5.1 billion and INR 5.2 billion.

Conference Call

Yatra Online, Inc. will host a conference call to discuss the Company’s results for the quarter ended December 31, 2016 beginning at 10:00 a.m. EST on February 2, 2017. To participate, please dial +1 (844) 852-9637 from within the U.S. or +1 (478) 219-0853 from any other country. Thereafter, callers will be prompted to enter the conference ID number: 60741946. Callers should dial in a few minutes before the start time and give the operator the conference ID number.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to adjusted EBITDA (loss) which is a non-IFRS measure and most directly comparable to results from operations for the year. We use financial statements that exclude employee share-based payment expense, and depreciation and amortization for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share-based Payment,” management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. Accordingly, we believe that adjusted EBITDA (loss) is useful in measuring the results of our company and provide investors and analysts a more accurate representation of our operating results. However, the presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to adjusted EBITDA (loss) are results from operations and loss for the year, respectively.

A limitation of using adjusted EBITDA (loss) calculated in accordance with IFRS is that this non-IFRS financial measure excludes a recurring cost, namely employee share-based payment expense. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating loss and adjusted net loss.

The following table reconciles our results from operating activities (an IFRS measure) to adjusted EBITDA (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Three months ended December 31,
	2016	2015
	Unaudited
Amount in INR thousands
Results from operations as per IFRS*(before exceptional items)	(282,231)	(277,396)
Depreciation and amortization	65,342	56,902
EBITDA	(216,889)	(220,494)
Employee share-based compensation costs	29,750	4,755
Adjusted EBITDA (Loss)	(187,139)	(215,739)

* Does not include “Share of loss of joint ventures”.

Reconciliation of Adjusted EBITDA (Loss)	Nine months ended December 31,
	2016	2015
	Unaudited
Amount in INR thousands
Results from operations as per IFRS*(before exceptional items)	(672,329)	(870,471)
Depreciation and amortization	194,020	171,967
EBITDA	(478,309)	(698,504)
Employee share-based compensation costs	36,050	15,128
Adjusted EBITDA (Loss)	(442,259)	(683,376)

* Does not include “Share of loss of joint ventures.”

The following table reconciles our revenue, which is an IFRS measure, to revenue less service cost, which is a non-IFRS measure:

	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
	Three months ended December 31,
Amount in INR thousands except %	2016	2015	2016	2015	2016	2015	2016	2015
	Unaudited		Unaudited		Unaudited		Unaudited
Revenue	943,825	742,031	1,340,340	1,409,984	110,855	68,135	2,395,020	2,220,150
Service cost	-	-	(1,048,974)	(1,129,198)	-	-	(1,048,974)	(1,129,198)
Revenue less service cost	943,825	742,031	291,366	280,786	110,855	68,135	1,346,046	1,090,952
% of revenue	100.0%	100.0%	21.7%	19.9%	100.0%	100.0%	56.2%	49.1%

	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
	Nine months ended December 31,
Amount in INR thousands except %	2016	2015	2016	2015	2016	2015	2016	2015
	Unaudited		Unaudited		Unaudited		Unaudited
Revenue	2,645,819	2,124,999	4,061,444	4,030,824	256,755	164,604	6,964,018	6,320,427
Service cost	-	-	(3,246,562)	(3,226,546)	-	-	(3,246,562)	(3,226,546)
Revenue less service cost	2,645,819	2,124,999	814,882	804,278	256,755	164,604	3,717,456	3,093,881
% of revenue	100.0%	100.0%	20.1%	20.0%	100.0%	100.0%	53.4%	49.0%

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India (as per management estimates based upon publicly available company filings). Based in Gurgaon, India, wea re an one-stop-shop for all travel-related services. Positioned as a brand hat believes in "Creating Happy Travelers," the Company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs. As a leading consolidator of accommodation options, we provide real-time bookings for more than 61,000 hotels in India and over 500,000+ hotels around the world. Through our website, www,yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Alok Vaish, Chief Financial Officer

Yatra Online, Inc.

+91-124-339-5575

alok.vaish@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2016

(Amounts in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2016	2016	2015	2016	2016	2015
	Unaudited			Unaudited
	INR	USD	INR	INR	USD	INR
Revenue
Rendering of services	2,296,251	33,864	2,159,415	6,738,491	99,376	6,176,832
Other revenue	91,047	1,343	57,017	206,137	3,040	135,160
Total revenue	2,387,298	35,207	2,216,432	6,944,628	102,416	6,311,992

Other income	7,722	114	3,718	19,390	286	8,435

Service cost	1,048,974	15,470	1,129,198	3,246,562	47,879	3,226,546
Personnel expenses	421,496	6,216	391,510	1,173,271	17,303	1,130,660
Marketing and sales promotion expenses	612,013	9,026	416,822	1,494,627	22,042	1,235,980
Other operating expenses	529,426	7,808	503,114	1,527,867	22,532	1,425,745
Depreciation and amortisation	65,342	964	56,902	194,020	2,861	171,967
Results from operations	(282,231)	(4,163)	(277,396)	(672,329)	(9,915)	(870,471)

Share of loss of joint venture	2,801	41	2,953	6,842	101	8,648
Finance income	22,964	339	22,479	74,133	1,093	70,498
Finance costs	91,526	1,350	32,606	153,538	2,264	87,754
Loss before exceptional items and income taxes	(353,594)	(5,215)	(290,476)	(758,576)	(11,187)	(896,375)
Exceptional items	4,251,447	62,698	-	4,311,536	63,584	-
Loss before income taxes	(4,605,041)	(67,913)	(290,476)	(5,070,112)	(74,771)	(896,375)
Income tax (expense)/credit	(8,876)	(131)	1,905	(36,670)	(541)	837
Loss for the period	(4,613,917)	(68,044)	(288,571)	(5,106,782)	(75,312)	(895,538)

Other comprehensive loss
Items to be reclassified to profit or loss in subsequent periods (net of taxes)
Foreign currency translation differences	20,466	302	2,812	6,230	92	(8,316)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement of defined benefit (asset) liability	(2,843)	(42)	24	(11,080)	(163)	(7,576)

Other comprehensive loss for the period, net of tax	17,623	260	2,836	(4,850)	(71)	(15,892)
Total comprehensive loss for the period, net of tax	(4,596,294)	(67,784)	(285,735)	(5,111,632)	(75,383)	(911,430)

Loss attributable to :
Owners of the Parent Company	(4,606,342)	(67,932)	(287,295)	(5,090,306)	(75,069)	(884,058)
Non-controlling interest	(7,575)	(112)	(1,276)	(16,476)	(243)	(11,480)
Loss for the period	(4,613,917)	(68,044)	(288,571)	(5,106,782)	(75,312)	(895,538)

Total comprehensive loss attributable to :
Owners of the Parent Company	(4,588,663)	(67,671)	(284,394)	(5,094,920)	(75,137)	(899,787)
Non-controlling interest	(7,631)	(113)	(1,341)	(16,712)	(246)	(11,643)
Total comprehensive loss for the period	(4,596,294)	(67,784)	(285,735)	(5,111,632)	(75,383)	(911,430)

Loss per share*
Basic	(198.23)	(2.92)	(13.49)	(232.61)	(3.43)	(42.37)
Diluted	(198.23)	(2.92)	(13.49)	(232.61)	(3.43)	(42.37)

Weighted average number of ordinary shares outstanding was used in computing basic/diluted earnings per share (EPS).

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted EPS for all periods presented is adjusted retrospectively to reflect the share split.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2016

(Amounts in thousands, except per share data and number of shares)

	Unaudited		Audited
	December 31, 2016	December 31, 2016	March 31, 2016
	INR	USD	INR
Assets
Non-current assets
Property, plant and equipment	126,308	1,863	126,563
Intangible assets and goodwill	1,557,446	22,968	1,411,104
Other financial assets	75,333	1111	110558
Other non financial assets	39,061	576	43,783
Deferred tax asset	39,707	586	40,443
Total non-current assets	1,837,855	27,104	1,732,451

Current assets
Inventories	5,675	83	11,933
Trade and other receivables	1,805,316	26,624	1,513,307
Prepayments and other assets	668,092	9,852	409,224
Income tax receivable	259,069	3,821	266,879
Other financial assets	3,019,590	44,531	1,030,569
Cash and cash equivalents	2,878,980	42,458	389,664
Total current assets	8,636,722	127,369	3,621,576

Total assets	10,474,577	154,473	5,354,027

Equity and liabilities
Equity
Share capital	632	9	27
Share premium	14,435,192	212,883	121,203
Preference Share
Share capital	-	-	196
Share premium	-	-	6,179,568
Other capital reserve	194,641	2,870	174,820
Accumulated deficit	(11,773,156)	(173,625)	(6,023,690)
Foreign currency translation reserve	(16,422)	(242)	(22,652)
Total equity attributable to equity holders of the company	2,840,887	41,895	429,472
Total non-controlling interest	(2,171)	(32)	11,586
Total equity	2,838,716	41,863	441,058

Non current liabilities
Borrowings	23,050	340	368,859
Trade and other payables	-	-	214,606
Employee benefits	55,869	824	42,605
Deferred revenue	506,300	7,467	711,329
Income tax payable	15,656	231	-
Other financial liabilities	726,739	10,718	36,997
Other non financial liabilities	34,412	507	49,504
Total non-current liabilities	1,362,026	20,087	1,423,900

Current liabilities
Borrowings	26,673	393	100,574
Trade and other payables	3,062,515	45,165	2,051,539
Employee benefits	45,777	675	33,416
Deferred revenue	581,851	8,581	647,518
Other financial liabilities	1,875,389	27,657	123,248
Other current liabilities	681,630	10,052	532,774
Total current liabilities	6,273,835	92,523	3,489,069
Total liabilities	7,635,861	112,610	4,912,969

Total equity and liabilities	10,474,577	154,473	5,354,027

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for the NINE MONTHS ENded DECEMBER 31, 2016

(Amounts in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital*	Equity share premium*	Preference share capital	Preference share premium	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058
								-
Loss for the year	-	-	-	-	(5,090,306)	-	-	(5,090,306)	(16,476)	(5,106,782)
Other comprehensive loss								-
Foreign currency translation differences	-	-	-	-	-	-	6,230	6,230	-	6,230
Remeasurement of defined benefit (asset) liability	-	-	-	-	(10,844)	-	-	(10,844)	(236)	(11,080)
Total other comprehensive loss	-	-	-	-	(10,844)	-	6,230	(4,614)	(236)	(4,850)

Total comprehensive loss	-	-	-	-	(5,101,150)	-	6,230	(5,094,920)	(16,712)	(5,111,632)

Share based payments	1	71,140	-	-	5,280	19,821	-	96,242	-	96,242
Issuance of shares	18	1,670,878	-	-	-	-	-	1,670,896	-	1,670,896
Capital transaction involving the issuance of shares pursuant to the Business Combination	48	6,474,085	-	-	-	-	-	6,474,133	-	6,474,133
Preference shares converted into ordinary shares	538	6,179,226	(196)	(6,179,568)	-	-	-	-	-	-
Transaction cost	-	(81,340)						(81,340)		(81,340)
Contingent Dividend	-	-	-	-	(653,596)	-	-	(653,596)	-	(653,596)
								-
Transaction with non controlling interest	-	-	-	-	-	-	-	-	2,955	2,955

Total contribution by owners	605	14,313,989	(196)	(6,179,568)	(648,316)	19,821	-	7,506,335	2,955	7,509,290

Balance as at Dec 31, 2016	632	14,435,192	(0)	(0)	(11,773,156)	194,641	(16,422)	2,840,887	(2,171)	2,838,716

*33.81 million ordinary shares, with par value of USD 0.0001. Also includes 3.159 million Class F shares issued as part of the Business Combination, with par value of USD 0.00001.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for the NINE MONTHS ENded DECEMBER 31, 2015

(Amounts in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Advances against equity	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	-	728,206	6,752	734,958

Loss for the year	-	-	-	-	(884,058)	-	-	-	(884,058)	(11,480)	(895,538)
Other comprehensive income (loss)									-		-
Foreign currency translation differences	-	-	-	-	-	-	(8,316)	-	(8,316)	-	(8,316)
Remeasurement of defined benefit (asset) liability	-	-	-	-	(7,413)	-	-	-	(7,413)	(163)	(7,576)
Total other comprehensive income (loss)	-	-	-	-	(7,413)	-	(8,316)	-	(15,729)	(163)	(15,892)

Total comprehensive income (loss)	-	-	-	-	(891,471)	-	(8,316)	-	(899,787)	(11,643)	(911,430)

Share based payments	-	-	-	-	-	15,128	-	-	15,128	-	15,128
Issuance of shares	-	-	17	827,858	-	-	-	-	827,875	-	827,875
Transaction with non controlling interest	-	-	-	-	113,568	-	-	-	113,568	16,608	130,176

Total contribution by owners	-	-	17	827,858	113,568	15,128	-	-	956,571	16,608	973,179

Balance as at December 31, 2015	27	121,203	196	6,179,568	(5,674,229)	170,578	(12,353)	-	784,990	11,717	796,707

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2016

(Amounts in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2016	2016	2015
	Unaudited
	INR	USD	INR
Cash flows from operating activities
Loss before tax	(5,070,112)	(74,771)	(896,375)
Adjustment to reconcile loss before tax to net cash flows:
Depreciation and amortization	194,020	2,861	171,967
Exceptional Items	4,069,760	60,019	-
Finance income	(67,987)	(1,003)	(69,819)
Finance costs	68,435	1,009	56,472
Unrealized foreign exchange (gain)/loss	(4,531)	(67)	5,191
Gain on disposal of property, plant and equipment	(51)	(1)	(400)
Change in fair value of warrants	61,012	900	2,081
Excess provision written back	(17,807)	(263)	(4,941)
Trade and other receivables written-off	45,757	675	77,875
Share of loss of joint venture	6,842	101	8,648
Share-based payment expense	36,050	532	15,128
Working capital changes:
(Increase) in trade and other receivables	(603,669)	(8,903)	(521,193)
Decrease in inventories	5,963	88	3,683
Increase in trade and other payables	759,210	11,196	276,158

Direct taxes paid (net of refunds)	(23,638)	(349)	(56,719)
Net cash used in operating activities	(540,746)	(7,976)	(932,244)

Cash flows from investing activities:
Investment in joint venture	(3,000)	(44)	(6,901)
Purchase of property, plant and equipment	(42,915)	(633)	(54,692)
Proceeds from sale of property, plant and equipment	50	1	557
Purchase of intangible assets	(293,282)	(4,325)	(164,642)
Proceeds from sale of intangible assets	1	-	-
Investment in term deposits	(2,071,331)	(30,547)	(377,134)
Proceeds from term deposits	110,195	1,625	133,478
Interest received	62,379	920	40,650
Net cash used in investing activities	(2,237,903)	(33,003)	(428,684)
Cash flows from financing activities:
Capital transaction involving the issuance of shares pursuant to the Business Combination	4,051,557	59,750	-
Proceeds from issue of equity shares	1,674,259	24,691	-
Proceeds from issue of preference shares	-	-	837,423
Acquisition by non controlling interest	-	-	130,175
Advances against equity	-	-	-
Proceeds from borrowings	-	-	323,197
Repayment of borrowings	(416,643)	(6,144)	(73,548)
Repayment of vehicle loan	(10,497)	(155)	(8,844)
Interest paid on term loan	(27,813)	(410)	(25,313)
Interest paid on vehicle loan	(2,510)	(37)	(2,249)
Interest paid on bank overdraft	(12,438)	(183)	(11,791)
Net cash from financing activities	5,255,915	77,512	1,169,050

Net increase/(decrease) in cash and cash equivalents	2,477,266	36,533	(191,878)
Effect of exchange differences on cash & cash equivalents	12,050	178	(19,419)
Cash and cash equivalents at the beginning of the year	389,664	5,747	221,294
Closing cash and cash equivalents at the end of the period	2,878,980	42,458	9,997
Components of cash and cash equivalents:
Cash on hand	2,269	33	6,571
Balances with banks
On current account	1,364,239	20,119	135,152
On deposit accounts	1,405,500	20,728	5,500
Credit card collection in hand	106,972	1,578	49,424
Cash and bank balances as per consolidated statement of financial position	2,878,980	42,458	196,647
Less: Bank overdrafts	-	-	(186,650)
Total cash and cash equivalents	2,878,980	42,458	9,997

Yatra Online, Inc.

OPERATING DATA (Unaudited)

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	Three months ended December 31,
	2016	2015
	Unaudited
Figures in thousands
Quantitative details *
Air Passengers	1,761	1,424
Hotel room nights	365	301
Holiday packages passengers travelled	36	36
Amount in INR thousands except %
Gross Bookings
Air Ticketing	13,837,882	12,197,136
Hotels and Packages	2,694,548	2,568,553
Others	255,681	171,350
Total	16,788,111	14,937,039
Revenue Less Service Cost
Air Ticketing	943,825	742,031
Hotels and Packages	291,366	280,786
Others	110,855	68,135
Total	1,346,046	1,090,952
Net Revenue Margin %
Air Ticketing	6.8%	6.1%
Hotels and Packages	10.8%	10.9%
Others	43.4%	39.8%
Total	8.0%	7.3%

	Nine months ended December 31,
	2016	2015
	Unaudited
Figures in thousands
Quantitative details *
Air Passengers	5,055	4,217
Hotel room nights	941	851
Holiday packages passengers travelled	110	99
Amount in INR thousands except %
Gross Bookings
Air Ticketing	41,063,062	37,174,872
Hotels and Packages	7,786,759	7,208,976
Others	699,106	438,626
Total	49,548,927	44,822,474
Revenue Less Service Cost
Air Ticketing	2,645,819	2,124,999
Hotels and Packages	814,882	804,278
Others	256,755	164,604
Total	3,717,456	3,093,881
Net Revenue Margin %
Air Ticketing	6.4%	5.7%
Hotels and Packages	10.5%	11.2%
Others	36.7%	37.5%
Total	7.5%	6.9%

* Quantitative details are on a gross basis.